SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-32383
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BlueLinx Corporation Hourly Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BlueLinx Holdings Inc
4300 Wildwood Parkway
Atlanta, Georgia 30339

BlueLinx Corporation Hourly Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005 and For the year ended December 31, 2006

BlueLinx Corporation Hourly Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005 and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Benefits Committee of
BlueLinx Corporation Hourly Savings Plan
We have audited the accompanying statements of net assets available for benefits of BlueLinx Corporation Hourly Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young, LLP
Atlanta, Georgia
June 25, 2007

BlueLinx Corporation Hourly Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets

Investments, at fair value:
Mutual Funds	$6,331,521	$4,157,271
Interest in Master Trust	15,019	728

Contributions receivable:
Plan Sponsor	6,124	11,034
Participants	30,805	33,012

Total receivables	36,929	44,046

Total Assets	6,383,469	4,202,045

Net assets available for benefits	$6,383,469	$4,202,045

See accompanying notes to financial statements.

BlueLinx Corporation Hourly Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions:
Contributions:
Participants	$832,929
Plan Sponsor	171,171
Rollovers	1,029,880

2,033,980

Investment income:
Net appreciation in fair value of investments in mutual funds	453,659
Interest and dividends	217,630
Net loss from interest in Master Trust	(2,995)

668,294

Net transfers in	61,858

Total additions	2,764,132

Deductions:
Benefit payments	581,100
Administrative expenses	1,608

582,708

Total deductions	582,708

Net increase	2,181,424

Net assets available for benefits, beginning of year	4,202,045

Net assets available for benefits, end of year	$6,383,469

See accompanying notes to financial statements.

BlueLinx Corporation Hourly Savings Plan
Notes to Financial Statements
December 31, 2006

Note 1: Description of Plan
The following description of the BlueLinx Corporation Hourly Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution savings plan, established May 7, 2004 covering substantially all hourly employees of BlueLinx Corporation (the Plan Sponsor or Company). Employees become eligible to participate in the Plan upon completing three months of service with the Plan Sponsor or by reason of recognition of service with a predecessor employer. Employees are only permitted to enter the Plan on the first day of the calendar month following the date the eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
The Plan includes a provision under Internal Revenue Code (IRC) Section 401(k) whereby participants may make pretax contributions to the Plan of up to 75% of their annual compensation (as defined in the Plan agreement), subject to limitations under the IRC. Participants age fifty and older are also allowed to make catch-up contributions.
For employees who participate in the Plan, the Plan Sponsor is required to match an amount determined pursuant to the applicable Articles and Exhibits to the Plan. Employees are required to complete one year of service to receive the match.
Employees may also deposit rollover contributions from another qualified plan. Rollover contributions are placed in a separate account and are subject to the rules for investment established by the Plan administrator.
Administration
The Company serves as the Plan administrator. The Plan administrator has the responsibility to administer the Plan for the exclusive benefit of the participants and their beneficiaries. These duties include, but are not limited to, establishing procedures, maintaining records, interpreting provisions of the Plan and making determinations regarding questions, which may affect eligibility for benefits. The Plan administrator has engaged The Vanguard Group, Inc. (Vanguard) as a third-party administrator to assist in the administration of the Plan.
The trustee of the Plan is Vanguard Fiduciary Trust Company (Vanguard Trust) (see Note 5). Vanguard Trust , a wholly owned subsidiary of Vanguard, receives all contributions made under the Plan, holds Plan assets and pays benefits to participants as directed by the Plan administrator. Vanguard Trust serves as the intermediary for all asset purchases and redemptions. Additionally, a related entity of Vanguard manages certain of the Plan’s investment options.
Expenses
Administrative expenses of the Plan are paid by either the Plan Sponsor or by the Plan, as determined by the Plan administrator. These expenses include, but are not limited to, legal, accounting and certain recordkeeping fees and investment expenses.
Participant Accounts
Each participant account is credited with pretax and rollover contributions made by the participant and is allocated a portion of the Plan Sponsor’s matching contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are fully vested in all contributions and earnings thereon at the time of entry to the Plan.
Investment Options
Participants are allowed to make participant-directed allocations of their accounts among various investment options, including certain options for which Vanguard Trust or its affiliates serve as investment advisors (see Note 5), selected by the Plan administrator.
Participant Loans and Other Withdrawals
Participants may borrow from their accounts equal to the lesser of $50,000 or 50% of their vested account balances. Participant loans generally have terms ranging up to five years, are secured by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator based on prevailing interest rates at the time of the loan. A loan used for financing the purchase of the participant’s principal residence may be repaid over a period exceeding five years as determined on a case-by-case basis. In general, participant loans are due and payable if a participant terminates employment or fails to make a principal and/or interest payment as provided in the loan agreement. Principal and interest are paid ratably through payroll deductions.
A participant may also take out a hardship distribution. Hardship distributions may not exceed the amount of the participant’s financial hardship and may not be repaid by the participant. If a participant makes a hardship withdrawal, the right to make contributions will be suspended for six months.
Payment of Benefits
Upon normal retirement, disability or death, a participant or beneficiary may receive the value of the account through a lump sum distribution. In general, if a participant’s account balance, as defined in the Plan agreement, is greater than $5,000 (the involuntary cash-out amount), the account may not be distributed without the participant’s consent.
Upon termination of service of a participant for any reason, a participant will receive the value of the account through a single lump sum if the account balance is less than $5,000. In connection with the mandatory lump sum payment, if the balance is greater than $1,000 and the participant fails to elect either a rollover or direct payment, the account balance will be distributed to an individual retirement plan designated by the Plan Sponsor.
Distributions from the Plan will normally be subject to income taxes and in certain circumstances may also be subject to Internal Revenue Service (IRS) penalties, unless the distribution is transferred to another qualified plan or individual retirement account.
Forfeitures
In general, the Plan does not have forfeitures due to the fact that all participants are 100% vested at the time of entry to the Plan. However, excess employer contributions are deposited to the forfeitures account. Forfeitures account balances totaled $1,604 and $143 for the years ended December 31, 2006 and 2005, respectively.
Note 2: Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates in Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value which equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan’s interest in the Master Trust Agreement for the BlueLinx Corporation Company Stock Fund (Master Trust) (see Note 7) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income, less distributions and allocated administrative expenses. Quoted market prices are used to value the underlying investments in the Master Trust. Participant loans are valued at their outstanding balance, which approximates fair value.
Payments of Benefits
Benefit payments are recorded when paid by the Plan.
Risks and Uncertainties
The Plan’s invested assets ultimately consist of stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the accompanying statements of net assets available for benefits.
Note 3: Investments
Individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005

Vanguard 500 Index Fund	$1,225,167	$754,460
Vanguard Treasury Money Market Fund	769,525	485,874
Vanguard LifeStrategy Growth Fund	769,502	488,644
Vanguard LifeStrategy Moderate Growth Fund	540,131	374,634
Vanguard PRIMECAP Fund	524,859	408,237
Vanguard Windsor II Fund	403,139	230,164
Vanguard Balanced Index Fund	337,990	271,904
Participant Loans	341,780	248,807
Note 4: Income Tax Status
The Plan has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. However the Plan administrator believes that the Plan has been designed to comply with the requirements of the IRC and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or documents into compliance with the IRC.
Note 5: Party-in-Interest Transactions
Vanguard Trust and its affiliates perform services, sell products and maintain certain investments of the Plan for which fees are charged to the Plan. Party-in-interest transactions also include loans made to participants.
The participants are able to invest in stock of BlueLinx Holdings Inc. which is the parent company of the Plan Sponsor.
Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
Note 6: Plan Termination
Although it has not expressed any intent to do so, the Plan administrator has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.
Note 7: Financial Information of the Master Trust
Certain of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and of the BlueLinx Corporation Salaried Savings Plan. Both retirement plans have an undivided interest in the Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 3% and .3%, respectively. Trust assets are allocated among the participating plans by assigning to each plan, transactions which can be specifically identified, including income and expenses resulting from the collective investment of assets of the Master Trust. The following table presents the fair value of investments for the Master Trust at December 31:

	2006	2005

Investments, at fair value:
Common stock	$506,228	$258,650

Total net assets	$506,228	$258,650

A summary of the net investment gain of the Master Trust for the year ended December 31, 2006, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

2006
Net investment gain/(loss):
Interest and dividend income	$15,073
Net appreciation/(depreciation) in fair value of common stock as determined by quoted market price	(21,001)

Net investment gain/(loss) of Master Trust	$(5,928)

* * * * *

BlueLinx Corporation Hourly Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006
Plan #003 — Employer Identification #77-0627351

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Loomis Sayles Funds	Loomis Sayles Bond Fund	#	$218,637
*	Vanguard Fiduciary Trust Company
		Vanguard 500 Index Fund	#	1,225,167
		Vanguard Balanced Index Fund	#	337,990
		Vanguard Extended Market Index Fund	#	159,535
		Vanguard International Growth Fund	#	249,772
		Vanguard LifeStrategy Conservative Growth Fund	#	167,956
		Vanguard LifeStrategy Growth Fund	#	769,502
		Vanguard LifeStrategy Income Fund	#	57,592
		Vanguard LifeStrategy Moderate Growth Fund	#	540,131
		Vanguard PRIMECAP Fund	#	524,859
		Vanguard Short-Term Treasury Fund	#	62,248
		Vanguard Small-Cap Index Fund	#	204,755
		Vanguard Total Bond Market Index Fund	#	167,974
		Vanguard Total Stock Market Index Fund	#	130,959
		Vanguard Treasury Money Market Fund	#	769,525
		Vanguard Windsor II Fund	#	403,139
*	Participant loans	Interest rates ranging from 5% to 9.25%	#	341,780
		Maturing through 2010

				$6,331,521

*	A party-in-interest as defined by ERISA.

#	Not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company, as administrator of the plan, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BlueLinx Corporation Hourly Savings Plan
By:	/s/ Barbara V. Tinsley
BlueLinx Holdings Inc.
By: Barbara V. Tinsley, General Counsel & Secretary
Date: June 28, 2007